

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-Mail
Stephen McCommon
Chief Financial Officer
CDEX Inc.
4555 South Palo Verde Road, Suite 125
Tucson, AZ 85714

  Re: CDEX Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed June 30, 2010
    File No. 000-49845

Dear Mr. McCommon:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Geoff Kruczek for

        Amanda Ravitz
        Assistant Director

cc (via E-mail): Mary Payton O'Hara Esq. – Madama Griffitts O'Hara LLP